BAE SYSTEMS plc

RECEIVED

2008 JUL 21 A 10:-1

82-03138

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 16 July 2008


08003900

SUPPL

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems Share Option Plan 2001 (Options granted 2001 onwards)		
Period of return:	From:	1 January 2008	To:	30 June 2008
Balance under scheme from previous return:		6,426,804		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		4,522,395		
Balance under scheme not yet issued/allotted at end of period		1,904,409		
Number and *class* of *securities* originally listed and the date of admission		10,945,864 (Jan 2002) 14,700,000 (June 2006)		
Total number of *securities* in issue at the end of the period		3,580,381,626		

PROCESSED

JUL 23 2008

THOMSON REUTERS

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of

7/21

BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 16 July 2008

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems JV Share Option Plan 2001 (Options granted 2001 onwards)		
Period of return:	From:	1 January 2008	To:	30 June 2008
Balance under scheme from previous return:		845,290		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		NIL		
Balance under scheme not yet issued/allotted at end of period		845,290		
Number and *class* of *securities* originally listed and the date of admission		2,925,060 (Jan 2002) 4,300,000 (June 2006)		
Total number of *securities* in issue at the end of the period		3,580,381,626		

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 16 July 2008

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems Executive Share Option Scheme 1993 (Options granted 1994 to 2000)		
Period of return:	From:	1 January 2008	To:	30 June 2008
Balance under scheme from previous return:		5,825,340		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		542,968		
Balance under scheme not yet issued/allotted at end of period		5,282,372		
Number and *class* of *securities* originally listed and the date of admission		24,776,492 (between April 1996 and April 2000)		
Total number of *securities* in issue at the end of the period		3,580,381,626		

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 16 July 2008

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems JV Executive Share Option Scheme 1998 (Options granted 1998 to 2000)		
Period of return:	From:	1 January 2008	To:	30 June 2008
Balance under scheme from previous return:		569,409		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		17,400		
Balance under scheme not yet issued/allotted at end of period		552,009		
Number and *class* of *securities* originally listed and the date of admission		860,209 (Nov 1999 to Apr 2000)		
Total number of *securities* in issue at the end of the period		3,580,381,626		

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 16 July 2008

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems SAYE Share Options Scheme 1993 (Options granted to 2002)		
Period of return:	From:	1 January 2008	To:	30 June 2008
Balance under scheme from previous return:		31,222,065		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		1,809		
Balance under scheme not yet issued/allotted at end of period		31,220,256		
Number and *class* of *securities* originally listed and the date of admission		84,028,260 (Dec 1994 to Apr 2000)		
Total number of *securities* in issue at the end of the period		3,580,381,626		

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 16 July 2008

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems All Employee Share Schemes (Options granted 2002 onwards)		
Period of return:	From:	1 January 2008	To:	30 June 2008
Balance under scheme from previous return:		5,166,358		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		447,232		
Balance under scheme not yet issued/allotted at end of period		4,719,126		
Number and *class* of *securities* originally listed and the date of admission		11,000,000 (June 2006)		
Total number of *securities* in issue at the end of the period		3,580,381,626		

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ____

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 16 July 2008

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems Joint Venture SAYE Share Option Scheme 1998		
Period of return:	From:	1 January 2008	To:	30 June 2008
Balance under scheme from previous return:		2,133,180		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		340,805		
Balance under scheme not yet issued/allotted at end of period		1,792,375		
Number and *class* of *securities* originally listed and the date of admission		5,973,508 (Nov 98 to Apr 00)		
Total number of *securities* in issue at the end of the period		3,580,381,626		

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules.

The Company was notified on 15 July 2008 by the trustee of the BAE Systems Share Incentive Plan, Equiniti Share Plan Trustees Limited, that on 14 July 2008 the following Persons Discharging Managerial Responsibility ("PDMRs") acquired ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 428.8 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Philip Bramwell	29	14
Andrew Davies	29	14
Alan Garwood	29	14
Alastair Imrie	29	14
Ian King	29	14
George Rose	29	14
Nigel Whitehead	15	14

15 July 2008

82-03138

BAE Systems plc: Transaction in own shares

BAE Systems plc announces that on 30 June 2008 it transferred 69,568 ordinary shares of 2.5p each held in treasury to participants in its SAYE Share Option Scheme at a transfer price of 93 pence per share.

Following the transfer of these shares, BAE Systems plc holds 55,750,722 of its ordinary shares in treasury and has 3,524,583,842 ordinary shares in issue (excluding treasury shares). This figure (3,524,583,842) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in the Company under the Financial Services Authority's Disclosure and Transparency Rules.

1 July 2008

END